UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 28, 2015, Husky Energy Inc. issued a press release declaring a quarterly dividend on its common shares for the three month period ended June 30, 2015, payable October 1, 2015 to shareholders of record at the close of business on August 28, 2015.

Husky Energy Inc. also announced regular quarterly dividends on each of the Cumulative Redeemable Preferred Shares, Series 1, Series 3 and Series 5 for the three-month period ended September 30, 2015. An initial quarterly dividend payment for the Cumulative Redeemable Preferred Shares, Series 7 will be paid for the period June 17, 2015 to September 30, 2015. The dividends will be payable on September 30, 2015 to shareholders of record as at the close of business on August 28, 2015. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-191849) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
Date: July 28, 2015		James D. Girgulis Senior Vice President, General Counsel & Secretary

Exhibit A

Husky Energy Announces 2015 Second Quarter Dividends

Calgary, Alberta (July 28, 2015) – The Board of Directors of Husky Energy has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ended June 30, 2015. The dividend will be payable on October 1, 2015 to shareholders of record at the close of business on August 28, 2015.

Regular quarterly dividend payments on each of the Cumulative Redeemable Preferred Shares, Series 1, Series 3 and Series 5 will be paid for the three-month period ended September 30, 2015. An initial quarterly dividend payment for the Cumulative Redeemable Preferred Shares, Series 7 will be paid for the period June 17, 2015 to September 30, 2015. The dividends will be payable on September 30, 2015 to holders of record at the close of business on August 28, 2015.

Share Series	Dividend Type	Rate(%)	Dividend Paid ($/share)
Series 1	Regular	4.45	$0.27813
Series 3	Regular	4.50	$0.28125
Series 5	Regular	4.50	$0.28125
Series 7	Initial	4.60	$0.33082

For those holders of common shares who have not already done so and would like to accept to receive dividends in the form of common shares, they should inform Husky’s transfer agent, Computershare, via written notice in prescribed form on or before August 20, 2015. A link to an electronic copy of the Stock Dividend Confirmation Notice is available at www.investorcentre.com/husky

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its shares are publicly traded on the Toronto Stock Exchange under the symbols HSE, HSE.PR.A, HSE.PR.C, HSE.PR.E. and HSE.PR.G. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries:	Media Inquiries:
Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602